Direct Line: (212) 859-8272

Fax: (212) 859-4000

stuart.gelfond@friedfrank.com

November 8, 2013

VIA EDGAR AND COURIER

Jerard Gibson

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Extended Stay America, Inc.
ESH Hospitality, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed October 30, 2013
File No. 333-190052

Dear Mr. Gibson:

This letter sets forth the response of Extended Stay America, Inc. (the “Company”) and ESH Hospitality, Inc. (“ESH REIT,” and together with the Company, the “Registrants”) to the oral comment of the staff of the Division of Corporation Finance (the “Staff”) conveyed by telephone on November 7, 2013 with respect to the Registration Statement on Form S-1 of the Registrants filed on July 22, 2013 and amended on August 23, 2013, September 20, 2013, October 8, 2013, October 22, 2013 and October 30, 2013 (the “Registration Statement”). The Registrants intend to file Amendment No. 8 to the Registration Statement (the “Amended Registration Statement”) to reflect their response to the oral comment as discussed herein.

In response to the Staff’s oral comment, the Registrants advise the Staff that they will revise the disclosure on page 8 of the Amended Registration Statement and add disclosure to page 10 of the Amended Registration Statement, under the heading “Prospectus Summary—Recent Developments—Preliminary Consolidated and Combined Financial and Other Data for the Three and Nine Months Ended September 30, 2013 and 2012 and as of September 30, 2013,” to clarify that the third quarter 2013 data presented reflects preliminary data.

Attached hereto as Exhibit A is the free writing prospectus the Registrants intend to file, which provides the language to be revised on page 8 and added to page 10 of the Amended Registration Statement.

Securities and Exchange Commission

November 8, 2013

If you have any questions, please feel free to contact the undersigned at 212.859.8272. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:	Shannon Sobotka (Securities and Exchange Commission)
Bob Telewicz (Securities and Exchange Commission)
Paul D. Tropp (Fried, Frank, Harris, Shriver & Jacobson LLP)
Ross W. McCanless (Extended Stay America, Inc. and ESH Hospitality, Inc.)

EXHIBIT A

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 8, 2013

Relating to Preliminary Prospectus dated October 30, 2013

Registration No. 333-190052

On November 8, 2013, Extended Stay America, Inc. and ESH Hospitality, Inc. filed Amendment No. 8 to their Registration Statement on Form S-1 (File No. 333-190052) with the U.S. Securities and Exchange Commission (the “SEC”) to update and supplement certain information that had been provided in their preliminary prospectus dated October 30, 2013 relating to their initial public offering of shares of paired common stock, each comprised of one share of common stock of Extended Stay America, Inc. and one share of Class B common stock of ESH Hospitality, Inc., which are attached and trade together.

This free writing prospectus relates only to this offering and should be read together with the revised preliminary prospectus dated November 8, 2013 (the “Revised Preliminary Prospectus”) included in Amendment No. 8 to the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Revised Preliminary Prospectus. A copy of the Revised Preliminary Prospectus is included in Amendment No. 8 to the Registration Statement and can be obtained by following this hyperlink:

[ADD HYPERLINK]

The following paragraph replaces the first paragraph under “Prospectus Summary—Recent Developments—Preliminary Consolidated and Combined Financial and Other Data for the Three and Nine Months Ended September 30, 2013 and 2012 and as of September 30, 2013” on page 8 of the Revised Preliminary Prospectus.

The following information for the three and nine months ended September 30, 2013 and 2012 and as of September 30, 2013 sets forth preliminary summary financial and operating data for Extended Stay. Our results of operations for the three and nine months ended September 30, 2013 and 2012 are not necessarily indicative of results that may be expected for any future period.

The following paragraph has been added to page 10 of the Revised Preliminary Prospectus as the final paragraph under “Prospectus Summary—Recent Developments—Preliminary Consolidated and Combined Financial and Other Data for the Three and Nine Months Ended September 30, 2013 and 2012 and as of September 30, 2013.”

The data presented above reflects our preliminary data based solely upon information available to us as of the date of this prospectus, is not a comprehensive statement of our financial results for the three and nine months ended September 30, 2013 and has not been audited or reviewed by our independent registered public accounting firm, Deloitte & Touche LLP. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto. The preliminary financial results presented above are subject to the completion of our financial closing procedures. These procedures have not yet been completed. Our actual results for the three and nine months ended September 30, 2013 will not be available until after this offering is completed, and may differ materially from this preliminary data, although this preliminary data is not expected to change, and are not necessarily indicative of the results to be expected for the entire fiscal year. Accordingly, you should not place undue reliance upon this preliminary data. During the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary financial information presented above may be identified. The preliminary data above is subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” The preliminary results presented above do not give effect to the Pre-IPO Transactions and the consummation of this offering. See “Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company.”

The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, Attention: Prospectus Group, by telephone at (800) 503-4611 or by email at prospectus.cpdg@db.com; Goldman, Sachs & Co. Inc., 200 West Street, New York, New York, Attention: Prospectus Department, by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com; and J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, New York, New York 11717 or by telephone at 1-866-803-9204.